April 4, 2007

Mail Stop 4561

Howard Leventhal
President and Chief Executive Officer
USTelematics, Inc.
335 Richert Drive
Wood Dale, IL 60191

> **RE: USTelematics, Inc.**
> **Amendment Number 1 to Form SB-2**
> **Filed March 16, 2007**
> **File number 333-140129**

Dear Mr. Leventhal:

        We have reviewed your amendment and have the following comments in that
regard.

Form SB-2
General

1.   You propose to register the sale of 11,389,724 shares in transactions the
prospectus describes as resales. Given the size of the proposed offering, relative to the
number of shares outstanding that are held by non-affiliates, the nature of the offering
and the selling security holders, the transaction appears to be a primary offering.
Because you are not eligible to conduct a primary offering on Form S-3 you are not
eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

        We have reviewed the analysis provided in your response letter, with respect to
prior comment 2 of our letter dated February 17, 2007. However, we currently are not
persuaded the offering should be viewed as a secondary one. For example, in asserting
that the offering is not a primary one, you indicate that the company has "already
received the proceeds of the sale".   However, the funds were received by the company as
debt capital, and the offering will have a direct effect on the rights and obligations of the
company. Through the offering, the company will be relieved of the obligation to repay
the funds, as debt investments are converted to permanent equity capital. Additionally,
the number of shares to be offered is very large in relation to the shares that are
outstanding and held by non-affiliated holders. The selling shareholders include entities
that propose to dispose of shares that are large both in relation to the number of
outstanding shares held by non-affiliates, and in relation to the number of shares

proposed to be offered. Additionally, the nature of the business activities of purported selling shareholders such as Longview Fund, Alpha Capital, and Crescent International, is unclear. If you disagree with our views, please more fully explain the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In any such response, ensure that you discuss whether any of the selling shareholders is in the business of buying and selling securities, and discuss the historical and planned activities of Longview Fund, Alpha Captital and Crescent International, in particular.

2. In a number of instances your filing refers to a "market price" of $.50 per share. However, you note in several instances that there is no market price for your common stock and that the $.50 per share amount was selected by the parties to the debenture transactions. To inform potential investors of the potential benefits to be received by the selling security holders, it appears more appropriate to use the $.75 per share price at which the shares will be initially offered, rather than an amount which does not represent a price established in any market. Please revise throughout.

3. In several places, such as on page 1, you refer to "fixed" conversion rates of the debentures and exchange debentures. Please modify the description of the conversion rate to indicate that the initial conversion rate will be reduced to any lower price at which shares are sold or to any lower exercise or conversion rate contained in subsequently sold securities.

<u>Recent Financing, page 27</u>

4. Please disclose the reasonable basis for your statement, on page 28, that you "intend to repay in full all amounts due under the Debentures in cash" as requested in our prior comment 10. Discuss the events that must occur or the conditions that must be satisfied to enable you to repay the debentures in cash. Your financial position, as evidenced by the financial statements, suggests that resources that could be used to pay indebtedness are substantially exceeded by the approximately $4 million of indebtedness due upon maturity of the debentures.

5. The disclosure in response to our prior comment 5 beginning on page 31 does not contain the requested "total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note(s)." Please revise to include this disclosure.

6. Please delete the references to the comment numbers from our letter of February 15, 2007 that are included on page 54 of the prospectus. These references should be replaced with text that informs potential investors about the nature of the information being presented and its significance.

7.   The column "Total possible shares selling shareholders may receive . . ." on page 31 does not appear to include the additional shares that may be received in the event the penalty provisions of he registration rights agreement are triggered. Please expand to discuss the potential impact of those provisions, in a footnote or in another appropriate manner. Although the company chooses the form of payment, we note that if the share option is selected, those shares would be valued based on future market prices.

8.   Please refer to comment 8 of our letter dated February 17, 2007. By footnote to the table on page 35, or in another appropriate manner, please present the percentages sought in the fifth bullet-point of prior comment 8.

Plan of Distribution, page 37

9.   You limit your response to comment number 10 of our letter dated February 17, 2007, to matters within the knowledge of the company. Please eliminate the knowledge qualifier, and provide the previously requested information, after inquiry of the proposed selling security holders.

10.   In your response to our prior comment 13, you state that the Company is unaware of any disclosures suggesting that the sharers (sic) may be offered by persons other than Mr. Leventhal. Please see the final sentence in the fourth paragraph on page 37 in this regard and revise as appropriate.

        Please contact Hugh Fuller at (202) 551-3853 with any questions. If you require further assistance, you may contact me at (202) 551-3642 with any other questions.

                                        Sincerely,

                                        Mark P. Shuman
                                        Branch Chief – Legal

CC: Marc J. Ross
        Sichenzia Ross Friedman Ference LLP
        1065 Avenue of the Americas, 21st Floor
        New York, NY 10018
        Facsimile No. (212) 930-9725